AB 9/1/06

06007559

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8-25520

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2005** AND ENDING **DECEMBER 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

PENSION FUND EVALUATIONS, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

PROCESSED
JUN 12 2006
THOMSON
FINANCIAL

2450 MIDDLE COUNTRY ROAD

CENTEREACH, **NEW YORK** 11720

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS FRANCO **(212) – 728 - 1622**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 30 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ***GREGORY G. PHILIPPS***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***PENSION FUND EVALUATIONS, INC.***, *as of* ***DECEMBER 31, 2005***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ________________________
Signature

President
Title

X ________________________
Notary Public

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2006

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

I, ***GREGORY G. PHILIPPS,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

PENSION FUND EVALUATIONS, INC., as of ***DECEMBER 31, 2005***,

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

(Notary Public)

SUSAN MONTALTO
Notary Public, State of New York
No. 01MO4959190
Qualified in Suffolk County
Commission Expires Nov. 20, 2006

PENSION FUND EVALUATIONS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS	
Cash and cash equivalents	$ 13,402
Due from brokers	18,092
Securities owned at market value - equities	1,159
Fixed assets - net of accumulated depreciation of $15,378 (Note 2d)	7,711
Other assets	5,606
Total assets	$ 45,970
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	67,545
Due to customer	33,588
	101,133
Commitments and contingencies (Notes 3 and 4)	
Stockholders' Equity(Note 5):	
Common stock - par value $.10; 1,000,000 shares authorized, 100,000 shares issued and outstanding	10,000
Additional paid in capital	30,000
Accumulated (deficit)	(95,163)
Total stockholders' (deficit)	(55,163)
Total liabilities and stockholders' equity	$ 45,970

The accompanying notes are an integral part of this statement.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1- Nature of Business

Pension Fund Evaluations, Inc. (the "Company") is a New York State corporation formed for the purpose of conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

(a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expense) are recorded on a settlement date basis which is generally three business days after the trade date and one day after the trade date for options. There is no material difference between trade date and settlement date. Securities owned by the Company are valued at market.

(b) ***Income Tax***
The Company has elected to be treated as an "S" corporation under the provisions of the Internal Revenue Code and New York State Tax regulations. The Company does not pay Federal or State Corporate Income Taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the company's taxable income.

(c) ***Cash and Cash Equivalents***
For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business. The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 2- Summary of Significant Accounting Policies (continued)

(d) ***Depreciation***
Depreciation is computed by the modified accelerated cost recovery method over the estimated useful lives of the assets, which does not differ materially from generally accepted accounting depreciation methods.

(e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

(f) ***401(K) Plan***
The Company has a plan which qualifies under 401(K) of the Internal Revenue Service code and covers employees who have completed one-half year of service and have reached the age of 18.

Note 3- Commitments and Contingencies

Office Lease
The Company leases its premises under a lease expiring March 31, 2010. At December 31, 2005, the minimum rental commitment, before escalations under the lease, is as follows:

Year	Amount
2006	$26,004
2007	$26,904
2008	$28,104
2009	$29,304
2010	$ 7,401

Note 4- NASD Examinations

During 2005, the Company underwent an NASD examination, which resulted in certain findings and comments. In November, 2005, the Company replied and began implementation of the necessary corrective actions to comply with the NASD findings. In November, 2005, the NASD requested additional information to complete its examination. In February, 2006, the NASD has begun additional examinations which might result in additional findings and comments. The Company may be subject to fines, which are not yet determinable at this time. Management believes that the resolution or the ultimate outcome of this matter is not expected to have a material adverse effect on the financial condition of the Company and, therefore, no provision for liability has been made in the accompanying financial statements. However, due to uncertainties in this matter, it is reasonably possible that management's view of the outcome could change in the near future.

PENSION FUND EVALUATIONS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 5- Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guideline. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500 %. At December 31, 2005, the Company had a net capital deficiency of ($68,654), which was ($75,397) deficient of its required net capital of $6,743. On February 22, 2006, the Company's sole stockholder contributed $100,000 of equity to cure such deficiencies.

A copy of the Company's Statement of Financial Condition as of December 31, 2005, pursuant to the Securities and Exchange Commission Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Gentlemen:

We have audited the accompanying statement of financial condition of Pension Fund Evaluations, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pension Fund Evaluations, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 23, 2006

2/1 - 3/1 - ...

NASD

March 1, 2006

Mr. Gregory Philipps
President
Pension Fund Evaluation Inc.
2450 Middle Country Road, Suite 102
Centereach, NY 11720

Dear Mr. Philipps:

In reply to your letter dated February 24, 2006, your request for a thirty-day extension to file your annual audit for fiscal year end December 31, 2005, has been granted based on the reasons given and the information supplied.

As such, your annual audit should be filed on or before March 31, 2006. Should you have any questions you can reach me at (516) 949-4225.

Very truly yours,

Patricia Capposto
Deputy Director

cc: Ms. Ramona Lopez
Securities and Exchange Commission
3 World Financial Center, Suite 4300
New York, New York 1028-1022
Fax (212) 336-1325

Ms. Eleanor Sabalbaro
NASD - Member Regulation Systems Support
9509 Key West Avenue, 3rd Floor
Rockville, MD 20850

PENSION FUND EVALUATIONS, INC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2005

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Pension Fund Evaluations, Inc.
2450 Middle Country Road
Centereach, NY 11720

Gentlemen:

In planning and performing our audit of the financial statements of Pension Fund Evaluations, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Pension Fund Evaluations, Inc. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2), in complying with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of Pension Fund Evaluations, Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations and your net capital, or determination of the reserve requirements and your corresponding focus report part II A filing, except as noted on schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin CPAs, LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 23, 2006